INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

November 12, 2020

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Trust” or “Registrant”) (File No. 333-191476) on behalf of the AXS All Terrain Opportunity Fund (the “Fund”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 5, 2020, on the Registrant’s Preliminary Proxy Statement filed on October 30, 2020, for the purpose of soliciting shareholder approval for a new advisory agreement between the Trust, on behalf of the Fund, and AXS Investments LLC (“AXS”). Our response to each comment is included below and will be reflected in the Definitive Proxy Statement that will be filed separately, as applicable. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Preliminary Proxy Statement.

1.	Please confirm that the proxy card setting forth each proposal to be voted on by shareholders of the Fund will be filed with the Definitive Proxy Statement.

Response: The final proxy card is included with this correspondence filing. The Registrant confirms that the proxy card will also be filed with the Definitive Proxy Statement.

2.	Item 22(c)(1)(i) of Schedule 14A requires the Trust to furnish information with respect to the Fund’s existing investment advisory agreement, includng the date of the agreement, the date on which it was last submitted to a vote of security holders of the Fund and the purpose of such submission. Please provide this information in connection to the Fund’s current investment advisory agreement.

Response: The Registrant has revised the second paragraph under the section entitled “Introduction” as follows:

Castle Financial ~~& Retirement Planning Associates, Inc. (“Castle Financial”)~~ has served as the co-investment advisor to the Fund from the Fund’s inception pursuant to ~~an investment co-advisory agreemen~~tthe Castle Financial Co-Advisory Agreement dated November 3, 2014. The Castle Financial Co-Advisory Agreement was submitted for approval ~~which was approved~~ by the initial shareholder of the Fund on November 3, 2014, in connection with the Fund’s commencement of operations. ~~Foothill Capital Management, LLC (“~~FCM~~”)~~ has served as the co-investment advisor to the Fund pursuant to the FCM Co-Advisory Agreement ~~an investment co-advisory agreement~~ dated December 14, 2018. The FCM Co-Advisory Agreement was submitted for approval by the shareholders of the Fund on March 15, 2019 in connection with the acquisition by FCM of Bauer Capital Management LLC, which previously served as a co-advisor to the Fund.~~, which was approved by the shareholders of the Fund on March 15, 2019.~~ The Castle Financial Co-Advisory Agreement and the FCM Co-Advisory Agreement were last renewed by the Trust’s Board on April 22, 2020.

3.	On page 9, the last sentence of the second paragraph states “AXS is permitted to seek reimbursement from the Fund of previously waived fees or reimbursements by AXS to the Fund for three years from the date fees were waived or Fund expenses were paid if such repayment can be achieved within the Fund’s expense limit in effect at the time such expense was incurred and if certain other conditions are satisfied.” Please add disclosure to also indicate that any reimbursement may not exceed the expense limitation in effect at the time of any recoupment.

Response: The Registrant has revised the disclosure as follows:

AXS is permitted to seek reimbursement from the Fund, subject to certain limitations, of previously waived fees or reimbursements by AXS to the Fund for a period ending three full years from the date fees were waived or Fund expenses were paid. Any such reimbursement may be requested from the Fund if such reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. ~~repayment can be achieved within the Fund’s expense limit in effect at the time such expense was incurred and if certain other conditions are satisfied.~~

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If you have any questions or additional comments, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

PROXY TABULATOR
P.O. BOX 9112
FARMINGDALE, NY 11735

**SCAN TO**
**VIEW MATERIALS & VOTE**

**To vote by Internet**

1) Read the Proxy Statement and have the proxy card below at hand.
2) Go to website **www.proxyvote.com or scan the QR Barcode above**
3) Follow the instructions provided on the website.

**To vote by Telephone**

1) Read the Proxy Statement and have the proxy card below at hand.
2) Call **1-800-690-6903**
3) Follow the instructions.

**To vote by Mail**

1) Read the Proxy Statement.
2) Check the appropriate box on the proxy card below.
3) Sign and date the proxy card.
4) Return the proxy card in the envelope provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D26920-S13157

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

**The Board of Trustees recommends you vote FOR the following proposal:**

| | | For | Against | Abstain |
|---|---|---|---|---|
| 1. | Approval of a new investment advisory agreement between Investment Managers Series Trust II, on behalf of the Fund, and AXS Investments LLC. | ☐ | ☐ | ☐ |
| 2. | Any other matters that properly come before the meeting. | | | |

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

| Signature [PLEASE SIGN WITHIN BOX] | Date | Signature [Joint Owners] | Date |
|---|---|---|---|
| | | | |